Filed Pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus Dated May 22, 2026
Registration Statement No. 333-285604

PRESS RELEASE

NANOBIOTIX ANNOUNCES FULL EXERCISE OF UNDERWRITERS’ OVER-ALLOTMENT OPTION, BRINGING GROSS PROCEEDS OF OFFERING TO APPROXIMATELY $100 MILLION

Paris, France; Cambridge, Massachusetts (USA); May 22, 2026 – NANOBIOTIX (Euronext: NANO – NASDAQ: NBTX – “Nanobiotix” or the “Company”), a late-clinical stage biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer and other major diseases, announces that the underwriters of its previously announced global offering (the “Global Offering”) have fully exercised their option to purchase 33,805 additional new ordinary shares in the form of additional American Depositary Shares (the “Additional ADSs”) (the “Option”). Each Additional ADS represents one ordinary share, €0.03 nominal value per share (each an “Ordinary Share”), of the Company and the offering price of $38.98 per Additional ADS corresponds to a price of €33.60 per Ordinary Share (on the basis of an exchange rate of $1.16 = €1.00). The Additional ADSs will be delivered concurrently with the closing of the Global Offering which is expected to occur on May 26, 2026.

Following the full exercise of the Option, the total number of Ordinary Shares and pre-funded warrants (the “PFW”) issued in the Global Offering will amount to 2,218,467 Ordinary Shares, including 259,178 Ordinary Shares in the form of ADSs, and 345,099 PFW, resulting in aggregate gross proceeds for the Company of approximately $100 million (corresponding to approximately €86.1 million), before deducting underwriting commissions in respect of the Global Offering and estimated expenses related to the Global Offering.

The subscription price of €33.60 per Ordinary Share, corresponding to the offering price of $38.98 per ADS based on an exchange rate of €1.00 = $1.16 as published by the European Central Bank on May 20, 2026, is equal to the volume weighted average price of the Ordinary Shares on the regulated market of Euronext in Paris over the last three trading sessions preceding the pricing of the Global Offering (i.e. May 18, May 19 and May 20, 2026), less a discount of 14.92% and has been determined by the Company pursuant to the 29th resolution of the Company’s combined shareholders’ meeting held on May 19, 2025. The subscription price of each PFW is equal to the subscription price per Ordinary Share issued in the Global Offering minus €0.03.

The Company intends to use the net proceeds from the Global Offering, including the net proceeds from the sale of the Additional ADSs, as follows:

-	less than 10% to support the development and advancement of JNJ-1900 (NBTXR3);
-	between 50-60% to advance our Nanoprimer and other platforms; and
-	between 30-40% for general corporate purposes.

The expected use of proceeds represents the Company’s intentions based upon its current plans and business conditions. The Company cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of Global Offering (including the Additional ADSs) or the amounts that the Company will actually spend on the uses set forth above. The amounts and timing of the Company’s actual expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the progress of the development efforts, the status of and results from preclinical studies and any ongoing clinical trials or clinical trials the Company may commence in the future, as well as any collaborations that the Company may enter into with third parties for its product candidates and any unforeseen cash needs. As a result, the Company’s management will retain broad discretion over the allocation of the net proceeds.

The Company believes that the net proceeds from the Global Offering (including the Additional ADSs), together with its cash and cash equivalents, will be sufficient to meet its working capital requirements for operations into 2029, consistent with the Company’s currently contemplated cash burn rate.

Jefferies, TD Cowen and Stifel acted as global coordinators and joint bookrunners for the Global Offering.

Jefferies LLC, acting as the stabilizing agent on its own behalf and on behalf of the other Underwriters, reported that no stabilization activities had been carried out and the stabilization period is now closed.

The ADSs are listed on the Nasdaq Global Select Market under the symbol “NBTX” and the Company’s Ordinary Shares are listed on Euronext Paris under the symbol “NANO”.

The ADSs (including the Additional ADSs) and Ordinary Shares issued in the Global Offering were offered pursuant to an effective shelf registration statement on Form F-3 (Registration No. 333-285604), which was filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2025 and subsequently declared effective on March 14, 2025. The Global Offering was made only by means of a prospectus and prospectus supplement that form a part of the registration statement. A preliminary prospectus supplement relating to and describing the terms of the Global Offering has been filed with the SEC on May 20, 2026 and is available on the SEC’s website at www.sec.gov. The final prospectus supplement relating to the Global Offering will be filed with the SEC. When available, copies of the final prospectus supplement (and accompanying prospectus) relating to the Global Offering may be obtained from Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, or by telephone at (877) 821-7388 or by email at Prospectus_Department@Jefferies.com; from Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, CA 94104, by telephone at (415) 364-2720 or by email at syndprospectus@stifel.com; or from TD Securities (USA) LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by email at TDManualrequest@broadridge.com.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France and is listed on Euronext since 2012 and on the Nasdaq Global Select Market in New York City since December 2020. The Company has subsidiaries in Cambridge, Massachusetts (United States), amongst other locations.

Nanobiotix is the owner of more than 25 patent families associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system.

Contacts
Nanobiotix

Communications	Investor Relations Department
Department	Joanne Choi
Brandon Owens	VP, Investor Relations (US)
VP, Communications	+1 (713) 609-3150
+1 (617) 852-4835
contact@nanobiotix.com	Ricky Bhajun
Director, Investor Relations (EU)

investors@nanobiotix.com

Media Relations

France – HARDY	Global – uncapped Communications
Caroline Hardy	Becky Lauer
+ 33 06 70 33 49 50	+1 (646) 286-0057
carolinehardy@outlook.fr	uncappednanobiotix@uncappedcommunications.com

Special Note Regarding Forward-Looking Statements

This press release contains “forward-looking” statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the expected closing of the Global Offering, the use of proceed therefrom, and the period of time through which the Company’s anticipates its financial resources will be adequate to support operations. Words such as “expects,” “intends,” “can,” “could,”, “may,” “might,” “plan,” “potential,” “should,” and “will,” or the negative of these and similar expressions are intended to identify forward-looking statements. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements, including market conditions, statements regarding the expected closing of the Global Offering, the anticipated use of net proceeds therefrom, any announcement of the exercise of the Over-Allotment Option, the period of time through which the Company anticipates its financial resources will be adequate to support its operations, risks related to the satisfaction of closing conditions in the underwriting agreement related to the Global Offering, and risks related to Nanobiotix’s business and financial performance, which include the risk that assumptions underlying the Company’s cash runway projections are not realized. Further information on the risk factors that may affect Company business and financial performance is included in Nanobiotix’s Annual Report on Form 20-F filed with the SEC on March 31, 2026 under “Item 3.D. Risk Factors”, and subsequent filings Nanobiotix makes with the SEC from time to time, which are available on the SEC’s website at www.sec.gov. The forward-looking statements included in this press release speak only as of the date of this press release, and except as required by law, Nanobiotix assumes no obligation to update these forward-looking statements publicly.

Disclaimers

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company, nor shall there be any sale of such securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The distribution of this press release may be subject to legal or regulatory restrictions in certain jurisdictions. Any person who comes into possession of this press release must inform him or herself of and comply with any such restrictions.

This document does not constitute an offer to the public in France and the securities referred to in this document can only be offered or sold in France pursuant to article L. 411-2 of the French Monetary and Financial Code to qualified investors (investisseurs qualifiés) acting for their own account as defined in the Prospectus Regulation.

This announcement is an advertisement and not a prospectus within the meaning of the Prospectus Regulation.

The International Offering is reserved to “qualified investors”, as that term is defined in Article 2(e) of the Prospectus Regulation.

In relation to each member state of the European Economic Area other than France (each, a “Relevant Member State”), an offer of the securities referred to herein is not being made and will not be made to the public in that Relevant Member State, other than (i) to any legal entity which is a qualified investor as defined in the Prospectus Regulation, (ii) to fewer than 150 natural or legal persons per Relevant Member State, or (iii) in any other circumstances falling within Article 1(4) of the Prospectus Regulation; provided that no such offer of the securities referred to herein shall require the Company to publish a prospectus pursuant to Article 3 of the Prospectus Regulation. For the purposes of the above, the expression an “offer to the public” in any Relevant Member State shall have the meaning ascribed to it in article 2(d) of the Prospectus Regulation.

This communication is being distributed only to, and is directed only at (a) persons outside the United Kingdom, (b) “qualified investors” (as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (the “POAT Regulations”)) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), and (c) high net worth entities, and other persons to whom it may otherwise lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, any offering of securities described herein will be made pursuant to an exemption under the POAT Regulations from the requirement to publish a prospectus. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the securities offered in the International Offering has led to the conclusion in relation to the type of clients criteria only that: (i) the type of clients to whom the securities are targeted is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU, as amended (“MiFID II”); and (ii) all channels for distribution of the securities offered in the International Offering to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the securities (a “distributor”) should take into consideration the manufacturers’ type of clients assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the securities offered in the International Offering (by either adopting or refining the manufacturers’ type of clients assessment) and determining appropriate distribution channels.

This press release has been prepared in both French and English. In the event of any discrepancies between the two versions of the press release, the French language version shall prevail.